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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3

                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                            GEORGE ACQUISITION, INC.
                              ITT INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  383550 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            VINCENT A. MAFFEO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              ITT INDUSTRIES, INC.
                             FOUR WEST RED OAK LANE
                          WHITE PLAINS, NEW YORK 10604
                           TELEPHONE: (914) 641-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 25, 1997 (as amended, the "Schedule 14D-1") relating to the offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of ITT Industries, Inc., an Indiana corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), at a purchase price of $37.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 3 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Thursday, May 22, 1995, the Offer expired. Based on information provided by the Depositary, a total of approximately 20,269,000 Shares (or approximately 94% of the Shares outstanding) (including approximately 1,225,000 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $37.00 per Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent and each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held in the treasury of the Company and each Share owned by the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or the Company, and Shares owned by stockholders who have not voted in favor of or consented to the Merger and who have delivered a written demand for appraisal of their Shares in accordance with the DGCL) shall be cancelled, extinguished and converted into the right to receive $37.00 per Share in cash, without interest, less any required withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on May 23, 1997, a copy of which is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(9)  Press Release issued by the Parent on May 23, 1997.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT INDUSTRIES, INC.

                                          By:       /s/ DONALD E. FOLEY
                                            ------------------------------------
                                            Name:  Donald E. Foley
                                            Title:     Vice President

                                          GEORGE ACQUISITION, INC.

                                          By:      /s/ LAWRENCE J. SWIRE
                                            ------------------------------------
                                            Name:  Lawrence J. Swire
                                            Title:     Vice President
Date: May 23, 1997

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                                 EXHIBIT INDEX

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EXHIBIT                                                                                  PAGE
  NO.                                     DESCRIPTION                                    NO.
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(a)(9)   Press release issued by the Parent on May 23, 1997............................
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